UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9c

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TECHTEAM GLOBAL, INC.
(Name of Subject Company)

TECHTEAM GLOBAL, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

Michael A. Sosin, Esq.
Corporate Vice President, General Counsel & Secretary
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48033
(248) 357 2866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
(617) 951 7072

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to a planned tender offer by Platinum Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Stefanini”), to purchase all outstanding shares of common stock, par value $0.01 per share, of TechTeam Global, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini, the Purchaser and the Company (the “Merger Agreement”):

1.	Joint Press Release, dated as of November 2, 2010, of Stefanini and the Company.

2.	Email letter from Gary J. Cotshott, President and Chief Executive Officer of the Company, to customers of the Company dated November 2, 2010.

The following is a joint press release issued by the Company and Stefanini on November 2, 2010 announcing the proposed tender offer and merger.

Stefanini IT Solutions Affiliate to Merge with TechTeam Global

$93.4 million transaction combines TechTeam Global’s expertise in service desk, technical support and desktop/distributed IT infrastructure management services with Stefanini IT Solutions’ IT consulting, integration and development, and outsourcing services

Combined enterprise with global reach providing opportunities for enhanced customer value, complementary services, broader geographic coverage and innovation

SOUTHFIELD, Mich.,  Nov. 2 /PRNewswire-FirstCall/ — TechTeam Global, Inc. (Nasdaq: TEAM), a worldwide provider of information technology outsourcing and business process outsourcing services, today announced that the Company has signed a definitive agreement pursuant to which an affiliate of Stefanini International Holdings Ltd (d/b/a Stefanini IT Solutions), a privately held global provider of onshore and nearshore IT consulting, integration and development, and outsourcing services, will merge with TechTeam Global.  The transaction will be accomplished through an all-cash tender offer and second-step merger, for a total value of approximately $93.4 million. The definitive agreement was fully supported by TechTeam Global’s Board of Directors and was the result of the Board of Directors and management’s evaluation of various strategic alternatives for the benefit of all stakeholders. The transactions contemplated by the definitive agreement were unanimously approved by the Boards of Directors of both companies.

Stefanini International Holdings Ltd, through a U.S. subsidiary, will make an offer to purchase all outstanding shares of TechTeam Global common stock for US$8.35 per share. The tender offer price represents a 24.0% premium to TechTeam Global’s average closing stock price over the last three-month period ended November 1, 2010, and a 16.8% premium over the closing price of TechTeam Global common stock on November 1, 2010. The tender offer is scheduled to commence within 10 business days and is expected to close during the fourth quarter of 2010. The tender offer is conditioned on the tender of a majority of the outstanding shares of TechTeam Global common stock on a fully-diluted basis and various other conditions, including customary regulatory approvals. The transaction is not conditioned on receipt of financing. Following completion of the tender offer, an affiliate of Stefanini International Holdings Ltd intends to acquire the remaining outstanding shares of TechTeam common stock for US$8.35 per share through a second-step merger. Further details will be provided in filings with the U.S. Securities and Exchange Commission.

TechTeam Global’s Board of Directors will recommend that TechTeam Global stockholders tender their shares pursuant to the offer. In connection with and as a condition to the offer, Costa Brava Partnership III L.P. and Emancipation Capital, LLC, which collectively hold approximately 18.4% of TechTeam Global’s outstanding common stock, have agreed to tender their shares into the offer.

Chairman of the Board of Directors of TechTeam Global Seth Hamot said, “The TechTeam Board believes that this transaction, following the sale of the Government Solutions business in September, is in the best interest of our shareholders.  This outcome could not have been achieved without the driven commitment of a strong management team.”

Gary J. Cotshott, President and Chief Executive Officer of TechTeam Global said, “We are pleased to be entering into a transaction which supports our strategic plan.  The proposed combination will expand the global coverage and broaden the service portfolio of the Company.  It will therefore create significant opportunities for TechTeam Global to address a broader set of needs and deliver enhanced value for our customers.  We are also excited by the long-term growth opportunities expected from the increased stability, scale and flexibility of the combined enterprise.”

Marco A. Stefanini, Chairman of Stefanini IT Solutions said, “We are excited about this transaction and believe it to be a significant step in Stefanini IT Solutions’ strategy of expanding its international presence.  The prospective combination will create a truly global presence from two customer-focused and service-driven companies.”

Houlihan Lokey served as TechTeam Global's financial advisor and Ropes & Gray LLP served as TechTeam Global's legal advisor in connection with the transaction.  Fredericks Michael & Co. served as Stefanini International Holdings Ltd’s financial advisor and DLA Piper LLP (US) served as Stefanini International Holdings Ltd’s legal advisor in connection with the transaction.

MEDIA CONTACTS
TechTeam Global, Inc.

Chris Donohue
VP, Strategy & Marketing
+ 1 248 357 2866
cdonohue@techteam.com

Margaret M. Loebl
VP, CFO and Treasurer
+ 1 248 357 2866
investors@techteam.com

Stefanini IT Solutions

Maribel Lopez
781-404-2416
mlopez@topazpartners.com

Antonio Barretto
55 11 3039 2065
abarretto@stefanini.com

DFreire Comunicação e Negócios
Av. Eng. Luiz Carlos Berrini, 828 - 10and
04571-000 São Paulo - SP
Phone 55 11 5505-8922
www.dfreire.com.br
Debora Freire - debora@dfreire.com.br

NOTES TO EDITORS
About TechTeam Global, Inc.

TechTeam Global, Inc. is a leading provider of IT outsourcing and business process outsourcing services to large and medium businesses. The company's primary services include service desk, technical support, desk-side support, security administration, infrastructure management and related professional services. TechTeam also provides a number of specialized, value-added services in specific vertical markets. Founded in 1979, TechTeam has approximately 2,100 employees across the world, providing IT support in 32 languages. TechTeam's common stock is traded on the NASDAQ Global Market under the symbol "TEAM." For more information, call 800-522-4451 or visit www.techteam.com.

About Stefanini IT Solutions

Stefanini IT Solutions is a global provider of onshore and nearshore IT consulting, systems integration and development, and outsourcing services. With more than 9,000 employees and 36 offices in 16 countries worldwide, Stefanini IT Solutions services more than 350 active customers across a broad spectrum of industry verticals, including energy and utilities, insurance, manufacturing and distribution, oil and gas, financial services, and telecom. Founded in 1987 and with roots in São Paulo, Brazil, Stefanini IT Solutions has grown to be a multinational IT services company and one of the largest IT consulting companies in Latin America.

NOTE TO INVESTORS

The tender offer to purchase shares of TechTeam Global common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of TechTeam Global common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini International Holdings Ltd, will file with the SEC and mail to TechTeam Global stockholders. At the time the tender offer is commenced, TechTeam Global will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of TechTeam Global are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of TechTeam Global also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Platinum Merger Sub, Inc. with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Stefanini International Holdings Ltd (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from TechTeam Global’s website at: http://www.techteam.com/investors/sec-filings; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from TechTeam Global by written request to: TechTeam Global, Inc., Attn: Investor Relations, 27335 West 11 Mile Road, Southfield, Michigan 48033.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in this press release include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this press release related to future results and events are based on the Company’s current expectations, estimates and projections about its industry, as well as management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the solicitation/recommendation statement to be filed by the Company. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The following email letter from Gary J. Cotshott, President and Chief Executive Officer of the Company was sent to customers of the Company on November 2, 2010.

November 2, 2010
Subject:  Important Update from TechTeam Global
Dear <name>,
As a highly valued customer, I am sending you this note to inform you of an exciting development at our company.
With the full support of the management team, TechTeam Global’s board of directors has unanimously approved a definitive agreement pursuant to which Stefanini International Holdings Ltd (d/b/a Stefanini IT Solutions) will launch a tender offer to acquire the outstanding shares of TechTeam with the goal of achieving a merger of the two companies.
Stefanini IT Solutions is a privately held global IT solutions provider with over 20 years of experience in the IT services sector and roots in São Paulo, Brazil.  Earlier this year, Stefanini and TechTeam formed what has become a very successful partnership enabling TechTeam to leverage Stefanini’s capabilities in order to provide Latin American-based support for customers.
As the two companies have worked together, it has become clear that our geographic footprints and service portfolios are highly complementary.  Further, we share similar customer-oriented cultures that enable us to work well together to deliver valuable solutions for clients.  A combination will make it possible for us to provide an increased breadth and depth of services to you around the world.
We expect the merger to close by the end of this year.  After completion, the combined company will have annual revenue in excess of $500M, a direct presence in 27 countries (up from 16 today), a broader service portfolio — and increased financial stability, scale and ability to invest and innovate.
We, with Stefanini, are fully committed to ensuring stability, continuity and consistency as we integrate our two companies to achieve increased long-term value for our customers.  Aligned with this:
•	There are no planned changes to our client service management teams, delivery teams or governance model
•	The organization structure will remain simple, clear and flat
•	No changes are planned to initiatives already underway
•	Our alliances and partnerships remain in place and will expand in the merged company
•	We will continue to focus sharply on execution to meet or exceed our commitments
•	We will maintain our core values of flexibility, agility and responsiveness in support of your evolving business needs
For more information on this exciting development, please see our press release.
We will provide more information to you as the transaction progresses.  Your client service management team is available to answer questions, but please do not hesitate to contact me for a direct discussion as needed.

Thank you for your continued support,
Gary
Gary J. Cotshott
President and CEO
Tel +1 248 263 5657  |  Fax +1 248 356 0840

TechTeam Global, Inc.
www.techteam.com
The tender offer to purchase shares of TechTeam Global common stock referenced in this correspondence has not yet commenced, and this correspondence is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of TechTeam Global common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini International Holdings Ltd, will file with the SEC and mail to TechTeam Global stockholders. At the time the tender offer is commenced, TechTeam Global will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of TechTeam Global are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of TechTeam Global also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Platinum Merger Sub, Inc. with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Stefanini International Holdings Ltd (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from TechTeam Global’s website at: http://www.techteam.com/investors/sec-filings; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from TechTeam Global by written request to: TechTeam Global, Inc., Attn: Investor Relations, 27335 West 11 Mile Road, Southfield, Michigan 48033.

Forward-looking Statements:

The documents included in this Schedule 14D-9 contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in the documents contained in this Schedule 14D-9 include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in the documents included in this Schedule 14D-9 relate to future results and events are based on TechTeam Global, Inc.’s current expectations, estimates and projections about our industry, as well as our management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of TechTeam Global, Inc.’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of TechTeam Global, Inc.’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by TechTeam Global, Inc., including the Solicitation/Recommendation Statement to be filed by TechTeam Global, Inc. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.